[redacted]

DD 11/29/13

SECUI 13026215 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65162

NOV 26 2013

103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 BOULEVARD DES GALERIES
(No. and Street)

QUEBEC CITY (City) CANADA (State) G2K 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418-634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 DE LA GAUCHETIERE O, SUITE 2000 (Address) MONTREAL (City) CANADA (State) H3B 4L8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/19

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA INC., as of SEPTEMBER 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

198002
KARO GAGNON
Affirmé solennellement devant moi
A Québec
CE 25-11-13
et pour l'extérieur du Québec

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dubeau Capital USA Inc.

Financial Statements
September 30, 2013

Raymond Chabot Grant Thornton

Report of Independent Registred Public Accounting Firm

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Shareholders and the Board of Directors of
Dubeau Capital USA Inc.

We have audited the accompanying financial statements of Dubeau Capital USA Inc. (the "Company"), which comprise the balance sheet as at September 30, 2013, and the related statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dubeau Capital USA Inc. as at September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raymond Chabot Grant Thornton LLP [1]

Montréal
November 20, 2013

---

[1] CPA auditor, CA public accountancy permit no. A115028

Dubeau Capital USA Inc.
Earnings and Comprehensive Income
Year ended September 30, 2013
(In U.S. dollars)

	2013	2012
	$	$
Revenues		
Investment advisory fees	**116,800**	94,806
Commissions	**30,634**	18,109
Interest	**2,031**	4,461
	149,465	117,376
Expenses		
Wages and benefits	**74,210**	58,252
Clearing fees	**14,145**	11,790
Professional fees	**12,945**	16,115
Assessments	**3,101**	1,882
Taxes and licenses	**2,210**	2,432
Telephone	**827**	782
Office supplies	**374**	478
Bank fees	**1,428**	1,130
Foreign exchange loss (gain)	**2,847**	(1,351)
	112,087	91,510
Earnings before income taxes	**37,378**	25,866
Current income taxes	**7,079**	4,629
Net earnings and comprehensive income	**30,299**	21,237

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Retained Earnings
Year ended September 30, 2013
(In U.S. dollars)

	2013	2012
	$	$
Balance, beginning of year	**60,093**	38,856
Net earnings	**30,299**	21,237
Balance, end of year	**90,392**	60,093

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Cash Flows
Year ended September 30, 2013
(In U.S. dollars)

	2013	2012
	$	$
OPERATING ACTIVITIES		
Net earnings	**30,299**	21,237
Non-cash items		
Changes in working capital items (Note 4)	**2,726**	27,109
Net increase in cash	**33,025**	48,346
Cash, beginning of year	**123,545**	75,199
Cash, end of year	**156,570**	123,545

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Balance Sheet
September 30, 2013
(In U.S. dollars)

	2013	2012
	$	$
ASSETS		
Current assets		
Cash	**156,570**	123,545
Account receivable from a carrying broker	**14,143**	23,491
Other accounts receivable	**98**	499
	170,811	147,535
Cash deposit with a carrying broker for clearance account	**50,007**	50,007
	220,818	197,542
LIABILITIES		
Current liabilities		
Accounts payable	**31,201**	40,111
Income taxes payable	**9,225**	7,338
	40,426	47,449
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized (Note 3)		
Issued and fully paid		
90,000 common shares	**90,000**	90,000
Retained earnings	**90,392**	60,093
	180,392	150,093
	220,818	197,542

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

Director

Director

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Business Corporations Act (Quebec) as at May 25, 2001, is a wholly-owned subsidiary of Duca Investissements inc. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Financial statements

The functional currency of the Company is U.S. dollars. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events until November 20, 2013, the date of issuance of these financial statements.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees, commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian dollars into U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

Income taxes

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Dubeau Capital USA Inc.
Notes to Financial Statements

September 30, 2013
(In U.S. dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements approximates their carrying amount given that they will mature shortly. These financial instruments include cash, cash deposit with a carrying broker, account receivable from a carrying broker, other accounts receivable and accounts payable.

3 - AUTHORIZED CAPITAL STOCK

Unlimited number of common shares, voting and participating, without par value

Unlimited number of class "A" shares, voting, with a non-cumulative annual dividend, preferential on common shares and class "B" shares at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

Unlimited number of class "B" shares, non-voting, with a non-cumulative annual dividend, preferential on common shares at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received upon issuance, without par value

4 - INFORMATION INCLUDED IN CASH FLOWS

The changes in working capital items are detailed as follows:

	2013	2012
	$	$
Account receivable from a carrying broker	**9,348**	10,808
Other accounts receivable	**401**	(225)
Accounts payable	**(8,910)**	13,205
Income taxes payable	**1,887**	3,321
	2,726	27,109

Cash flows relating to income taxes and interest on operating activities are detailed as follows:

	2013	2012
	$	$
Income taxes paid	**4,537**	1,308
Interest received	**2,031**	4,252

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2013
(In U.S. dollars)

5 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Market risk

Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the type of market risk faced by the Company:

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and accounts payable denominated in Canadian dollars. As at September 30, 2013, cash denominated in Canadian dollars totalled $40,019 (C$41,239) ($50,343 (C$49,608) as at September 30, 2012) and accounts payable denominated in Canadian dollars totalled $11,871 (C$12,209) ($15,600 (C$15,870) as at September 30, 2012).

The Company does not enter into arrangements to hedge its foreign exchange risk.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through a carrying broker. Execution of these transactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Company does not expect non-performance by counterparties in the above situation.

As at September 30, 2013 and 2012, the Company had cash with two financial institutions.

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2013
(In U.S. dollars)

6 - COMMITMENTS

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $950. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2013, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is commited to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving a 45-day prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the parties has noticed the other party of its intention to terminate this agreement.

7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2013, the Company has a net capital of $159,331 which exceeds the required net capital of $50,000 by $109,331. The company's ratio of aggregate indebtedness to net capital was 0.25 to 1 as at September 30, 2013.

DUBEAU CAPITAL USA INC.

Schedule I – computation of net capital under Rule 17a-5 of the Securities and Exchange Commission
September 30, 2013
(in US dollars)

Total shareholder's equity as per audited financial statements			180,392
Deductions and/or changes:			
Non-allowable assets			
Other receivables		98	
Other assets		255	353
Net capital before haircuts			180,039
Haircuts			
6% on CA$ held at the bank		2,401	
FIB deductible over $6,000		18,307	20,708
Net capital			159,331
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable		31,199	
Current income taxes payable		9,225	40,424
Net capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)	2,730		
Minimum dollar net capital requirement	50,000		
Net capital requirement			50,000
Excess net capital			68,907
Excess net capital at 1,000%			155,289
Percentage of aggregate indebtedness to net capital			25.37%

DUBEAU CAPITAL USA INC.

Schedule I – computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2013
(in US dollars)

Reconciliation with Focus Report

Net capital as per Part 11A Focus filing		159,168
Audit adjustments:		
Other assets	(24)	
Shareholder's equity	232	
Deduction of net capital	(45)	163
Revised net capital		159,331

No material differences exist

DUBEAU CAPITAL USA INC.

Schedule 2 – computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2013
(in US dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Raymond Chabot Grant Thornton

Report of independent registered public accounting firm on internal control required by SEC Rule 17a-5(g)(1)

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Board of Directors
Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. (the "Company") as at and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

As at September 30, 2013, Dubeau Capital USA Inc. is exempt from Rule 15C3-3 under paragraph K-2(a) because the Company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montréal
November 20, 2013

[1] CPA auditor, CA public accountancy permit n°. 115028